Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
VERIFONE HOLDINGS, INC.
     VERIFONE HOLDINGS, INC., a Delaware corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “Corporation”), does hereby certify:
     FIRST: The Board of Directors of the Corporation has duly adopted a resolution setting forth an amendment to the Corporation’s Amended and Restated Certificate of Incorporation in accordance with the provisions of Section 141 of the Delaware General Corporation Law. The resolution setting forth the amendment is as follows:
     RESOLVED, that Part A of Article Four of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:
     Part A. Authorized Capital Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 210,000,000, of which 200,000,000 shares of the par value of $0.01 per share shall be designated as Common Stock and 10,000,000 shares of the par value of $0.01 per share shall be designated as Preferred Stock. The shares of Preferred Stock and Common Stock shall have the rights, preferences and limitations set forth below.
     SECOND: This Certificate of Amendment of Amended and Restated Certificate of Incorporation was duly adopted and approved by the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.
     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer this 8th day of October, 2008.

VERIFONE HOLDINGS, INC.
By:	/s/ Douglas G. Bergeron
	Name:	Douglas G. Bergeron
	Title:	Chief Executive Officer